

Mail Stop 3561

September 18, 2008

By Facsimile and U.S. Mail

Gonzalo Castro Olivera
Chief Financial Officer
Transportadora de Gas Del Sur S.A.
Don Bosco 3672
5th Floor
C1206ABF Buenos Aires
Argentina

> **Re:** **Transportadora de Gas Del Sur S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 16, 2008**
> **File No. 001-13396**

Dear Mr. Olivera:

We have completed our review of your Forms 20-F and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief